EXHIBIT 12.2

FORM 10-Q

PACCAR FINANCIAL CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Nine Months Ended September 30
	2002	2001
FIXED CHARGES
Interest expense	$89.1	$135.3
Facility and equipment rental	1.2	1.2

TOTAL FIXED CHARGES	$90.3	$136.5

EARNINGS
Income before income taxes	$27.1	$8.1
Depreciation	10.8	9.8

	37.9	17.9
Fixed charges	90.3	136.5

EARNINGS AS DEFINED	$128.2	$154.4

RATIO OF EARNINGS TO FIXED CHARGES	1.42x	1.13x